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SEC 02054477 IMISSION

[redacted]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAY 30 2002 WASH., D.C. 154 SECTION

SEC FILE NUMBER
8- 45081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2001 (MM/DD/YY) AND ENDING 03/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LG Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th street Suite 3010
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jang H. Choi (212) 391 - 4693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED SEP 12 2003 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Dong Hwan Ki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LG Securities America, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

[illegible]
Notary Public, State of New York
No. [illegible]
Qualified in [illegible] County
Commission Expires March [illegible]

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
LG Securities America, Inc.:

We have audited the accompanying statement of financial condition of LG Securities America, Inc. (a wholly owned subsidiary of LG Investment & Securities Co., Ltd.) as of March 31, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LG Securities America, Inc. as of March 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 10, 2002

LG SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
LG Investment & Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2002

Assets		
Cash and cash equivalents	$	3,074,721
Commission receivable (note 3)		374,870
Receivable from brokers and dealers (note 3)		4,047,735
Securities owned, at market value:		
U.S. Government securities (note 4)		1,982,800
Corporate stocks		2,680,138
Mutual funds		501,810
		5,164,748
Securities owned in investment partnership (note 5)		991,207
Fixed assets, net (note 6)		449,043
Other assets (note 2)		694,170
Total assets	$	14,796,494
Liabilities and Stockholder's Equity		
Liabilities:		
Securities sold, not yet purchased, at market value	$	3,015,466
Payable to brokers and dealers		191,962
Accrued expenses and other liabilities		520,193
Total liabilities		3,727,621
Commitments (note 9)		
Stockholder's equity:		
Common stock, $.01 par value. Authorized 3,000 shares; issued and outstanding 300 shares		3
Additional paid-in capital		14,999,997
Accumulated deficit		(3,931,127)
Total stockholder's equity		11,068,873
Total liabilities and stockholder's equity	$	14,796,494

See accompanying notes to financial statements.

LG SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
LG Investment & Securities Co., Ltd.)

Statement of Income

Year ended March 31, 2002

Revenues:		
Commissions (note 3)	$	2,055,936
Trading losses, net		(239,102)
Interest and dividends		281,198
Gain on insurance recoveries (note 2)		466,872
Other, net		191,457
		2,756,361
Expenses (note 2):		
Employee compensation and benefits		1,050,521
Commissions		103,043
Communications		154,692
Occupancy		206,659
Other operating expenses		292,704
		1,807,619
Income before income taxes		948,742
Income taxes (note 7)		6,761
Net income	$	941,981

See accompanying notes to financial statements.

LG SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
LG Investment & Securities Co., Ltd.)

Statement of Changes in Stockholder's Equity

Year ended March 31, 2002

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at March 31, 2001	$	3	14,999,997	(4,873,108)	10,126,892
Net income		—	—	941,981	941,981
Balance at March 31, 2002	$	3	14,999,997	(3,931,127)	11,068,873

See accompanying notes to financial statements.

LG SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
LG Investment & Securities Co., Ltd.)

Statement of Cash Flows

Year ended March 31, 2002

Cash flows from operating activities:		
Net income	$	941,981
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		38,121
Gain on insurance recoveries for property losses		(366,872)
Proceeds from insurance recoveries		150,000
Deferred tax benefit		(52,546)
Deferred rent		(31,295)
Increase in receivable from brokers and dealers		(3,532,162)
Increase in commission receivable		(194,907)
Increase in securities owned, at market value		(3,462,535)
Increase in securities owned in investment partnership		(991,207)
Increase in other assets		(205,345)
Increase in securities sold, not yet purchased		1,908,224
Decrease in payable to brokers and dealers		(375,790)
Decrease in accrued expenses and other liabilities		(287,236)
Total adjustments		(7,403,550)
Net cash used in operating activities		(6,461,569)
Cash flows from investing activities:		
Purchase of fixed assets		(471,128)
Net cash used in investing activities		(471,128)
Net decrease in cash and cash equivalents		(6,932,697)
Cash and cash equivalents at beginning of year		10,007,418
Cash and cash equivalents at end of year	$	3,074,721
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	—
Income taxes		79,665

See accompanying notes to financial statements.

LG SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
LG Investment & Securities Co., Ltd.)

Notes to Financial Statements

March 31, 2002

(1) Organization and Summary of Significant Accounting Policies

LG Securities America, Inc. (the Company), a wholly owned subsidiary of LG Investment & Securities Co., Ltd. (the Parent) in Korea, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in the State of Delaware on June 18, 1992 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company primarily serves U.S. institutional customers as a broker and dealer of Korean securities and underwriter of Korean debt and equity securities.

(a) Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less at the time of purchase to be cash equivalents.

(b) Securities Owned

Securities transactions and related expenses are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are carried at market value. The resulting difference between cost and market is included in trading gains (losses). In determining gains or losses on securities transactions, the first-in, first-out (FIFO) method is used.

(c) Depreciation and Amortization

Furniture and office equipment are depreciated using the straight-line method over their estimated useful lives ranging from five to six years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Impact of September 11 Terrorist Attacks

The Company's leased facilities, which had been located at One World Trade Center in New York City, were destroyed in the terrorist attacks on September 11, 2001. As a result of the attacks, all property and equipment located at the leased facilities were lost. The Company wrote off the net book value of $25,986 for these assets. The Company was fully insured for the replacement value of these property losses and has received $150,000 in advance from its insurer. A remaining net amount of $242,858 has been recorded as a receivable, which the Company collected subsequently upon filing its claims. The resulting gain on insurance recoveries of $366,872 was recorded as income in the accompanying statement of income.

In connection with the disaster recovery effort, the Company incurred expenses in several areas including employee compensation, record re-creation, and relocation of operations. These costs have been charged as operating expenses for the year ended March 31, 2002. The Company recorded a receivable of $54,337 for the costs and expenses attributable to the September 11 events, which was netted against operating expenses.

The Company also received $100,000 from its insurer for loss of income resulting from the September 11 events, which was recorded as other income in the accompanying statement of income.

(3) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers and proprietary positions through the Parent company. Commissions on Korean equity securities transactions for customers are collected by its Parent directly from the customers and remitted periodically to the Company. Commission income received from the Parent was $1,522,797 for the year ended March 31, 2002. Related commission receivable from the Parent at March 31, 2002 was $366,509. Receivable from the Parent regarding the securities transactions for proprietary positions was $257,944 at March 31, 2002, which was included in receivable from brokers and dealers in the accompanying statement of financial condition.

(4) Pledged Assets

U.S. Government securities carried at $1,982,800 as of March 31, 2002 were pledged as collateral to a clearing broker to conform with the margin requirements for securities sold, not yet purchased.

LG SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
LG Investment & Securities Co., Ltd.)

Notes to Financial Statements

March 31, 2002

(5) Securities Owned in Investment Partnership

Securities owned in investment partnership represents not-readily-marketable equity ownership in RVT Asia Limited, a limited partnership. In July 2001, the Company acquired 9.9% of equity ownership in RVT Asia Limited. RVT Asia Limited was organized for the purpose of investing in equity securities of Asian corporations. At March 31, 2002, the estimated fair value of the securities owned in investment partnership approximated the carrying cost.

(6) Fixed Assets

Fixed assets, at cost, as of March 31, 2002 are summarized as follows:

Furniture and fixtures	$	153,200
Office equipment		130,120
Leasehold improvements		187,431
		470,751
Less accumulated depreciation and amortization		(21,708)
Total	$	449,043

(7) Income Taxes

A summary of the income tax expense (benefit) for the year ended March 31, 2002 is as follows:

Current:		
Federal	$	(16,103)
State and local, based on the Company's net capital		75,410
		59,307
Deferred		(52,546)
	$	6,761

Income tax expenses for the year ended March 31, 2002 differ from the "expected" income tax expenses (computed by applying the U.S. Federal corporate income tax rate of 34% to income before income taxes) mainly due to the utilization of net operating loss carryforwards, state and local income taxes, net of Federal income tax benefit, adjustments of prior year overaccruals, and permanent differences.

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at March 31, 2002 are presented below:

Deferred tax assets:		
Net operating loss carryforwards	$	53,379
Net capital loss carryforwards		120,689
Deferred rent		10,682
Total gross deferred tax assets		184,750
Less valuation allowance		—
Net deferred tax assets		184,750
Deferred tax liabilities:		
Net unrealized gain on investment securities		(7,468)
Gain on insurance recoveries for property losses		(124,736)
Total gross deferred tax liabilities		(132,204)
Net deferred tax assets	$	52,546

The net change in the total valuation allowance for the year ended March 31, 2002 was a decrease of approximately $821,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(8) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

LG SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
LG Investment & Securities Co., Ltd.)

Notes to Financial Statements

March 31, 2002

At March 31, 2002, the Company had a net capital requirement of $100,000 whereas it had net capital of $8,071,200. The Company's percentage of aggregate indebtedness to net capital for the year ended March 31, 2002 was 7.19%.

(9) Commitments

As of March 31, 2002, the Company was obligated under a noncancelable operating lease expiring on December 31, 2006 relating to its office space. The lease contains a rent escalation clause for increases in base property taxes and wage rate, and provisions for payments for maintenance and certain other operating costs.

Minimum future rentals for the noncancelable operating lease are as follows:

		Amount
Year ending March 31:		
2003	$	201,000
2004		201,000
2005		205,000
2006		209,000
2007		157,000
	$	973,000

The rent expense for the year ended March 31, 2002 was approximately $169,000.

Schedule 1

LG SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
LG Investment & Securities Co., Ltd.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

March 31, 2002

Computation of Net Capital		
Total ownership equity	$	11,068,873
Deduct stockholder's equity not allowable for net capital		—
		11,068,873
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		—
Total capital and allowable subordinated liabilities		11,068,873
Deductions and/or charges:		
Total nonallowable assets		2,770,534
Haircuts on securities		227,139
Net capital	$	8,071,200
Computation of basic net capital requirements		
Minimum net capital required	$	38,663
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	7,971,200
Excess net capital at 1,000%	$	8,013,205
Computation of aggregate indebtedness		
Total aggregate indebtedness	$	579,951
Percentage of aggregate indebtedness to net capital		7.19%
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of March 31, 2002):		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	9,361,144
Nonallowable assets erroneously reported as allowable:		
Securities owned not readily marketable		(991,207)
Audit adjustments, net		(298,737)
Net capital per above	$	8,071,200

Schedule 2

LG SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
LG Investment & Securities Co., Ltd.)

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3

March 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report
on Internal Control Pursuant to SEC Rule 17a-5

The Board of Directors
LG Securities America, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of LG Securities America, Inc., for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 10, 2002